June 21, 2005

Room 4561


Kevin M. Stunder
President
Madison Explorations, Inc.
525 Seymour Street, Suite 807
Vancouver, BC, CANADA V6B 3H7


	Re:	Madison Explorations, Inc.
		Form 10-SB filed May 4, 2005
		File no. 0-51302


Dear Mr. Stunder,

      We have reviewed your Form 10-SB and have the following legal comments. Accounting comments were mailed on June 9, 2005 under separate cover, since we did not have a facsimile number for Madison.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



	Please file an amendment by June 29, 2005 to comply with the staff`s comments. If the filing cannot be amended by that time to comply with the staff`s comments, you should consider withdrawing the filing before it becomes effective by operation of law on July
3, 2005 and then refiling it at such time as the you can comply. Please note that you should file the request for withdrawal by June
30, 2005.


Part I
Item 1. Description of Business, pages 3-7

1. Describe the sale of your 20% interest in your Bulls Eye project, such as the parties involved (e.g., Echo Resources), the sales price, and any rights and responsibilities of Madison. Please file any agreements as exhibits, such as the joint venture agreement.

2. Identify Scout Resources Inc. as a subsidiary and describe its business. See Item 101 of Regulation S-B.

3. Please include the address of Madison`s website.

Acquisition Agreement, page 4

4. Please ensure that you have a materially complete description of the acquisition agreement so that the rights and responsibilities of each party are disclosed. The second paragraph of this section states that Madison will issue shares to Dr. Montgomery and Mr. Fu to provide them with an amount equal to 10% of Madison`s outstanding shares as of July 1, 2004. When is it expected that Madison will be issuing these shares? How will the value of the shares be determined upon issuance? Please briefly identify Mr. Fu and his relationship to
Madison. When did Dr. Montgomery and Mr. Fu purchase the property and how much did they purchase it for? Disclose how it will determined whether the results of the Work Program will be deemed satisfactory
(or unsatisfactory) to the Vendor for purposes of Section 3.3. Explain that the agreement requires Madison to loan the mine development costs to be borne by Dr. Montgomery and Mr. Fu.

Exploration Program, pages 5-6

5. Please advise how the arrangements for compensating Montgomery
Consultants Ltd and Dr. Montgomery compare with rates paid to unrelated persons doing the same work. File any consulting agreements as exhibits.

6. Beginning in the third paragraph of this section, you discuss taking soil samples and testing them for the presence of a number of metals specified only by their chemical symbols. Please include the full names of these metals.

7. We note that Madison`s business is described, in the second paragraph on page 3, as "diamond exploration in the Saskatchewan area of Canada." Please explain, then, why you are testing for these metals. Are you also seeking these in economically producible quantities? If so, please disclose this in the discussion on page 3.

8. Clarify, if true, that you have three part-time employees and that each employee intends to devote not more than 10% of his time to Madison.

Item 2. Plan of Operation, pages 7-13

9. Please furnish us with a copy of the geological report as supplemental information.

10. Please disclose, after the three point list, that even when kimberlite is found, finding diamonds in the kimberlite is quite rare and finding them of commercial grade and in commercial quantities is rarer yet.

11. Please define technical terms such as "surficial" as used on page
10.

12. We note that you have $30, 841 at December 31, 2004 from advances and contributions from your principal stockholders and the proceeds of a sale of a 20% interest in one of your claims (Bulls Eye). Once this registration statement becomes effective you will incur material costs associated with your reporting obligations. Here, or elsewhere as appropriate, discuss the costs associated with being a publicly reporting company, which are in addition to the $2 million necessary in 2005 for the second phase of your exploration project, how you intend to pay for these costs, and the consequences to investors if you fail to satisfy your reporting obligations.

24 Month Exploration Budget on new and future claims, pages 12-13

13. At the top of page 13, you disclose that you estimate that you will need some $2,000,000 Canadian in order to conduct your full exploration program through 2006. Please discuss how you intend to raise this amount of money.

Item 5. Directors, Executive Officers, Promoters, and Control
Persons, pages 16-20
Conflicts of Interest, pages 18-19

14. Please disclose what, if any, policy exists regarding transactions between or among the various companies in which the principals of Madison are involved.




Item 7. Certain Relationships, page 21

15. In Business, you note that you will use the services of Montgomery Consultants, a related party, as well as other third party contractors, to conduct surveys and exploration at the properties to begin to enable you to determine whether you can extract and produce diamonds. Please describe any services provided to date and file any agreement that you might have with Dr. Montgomery`s firm.


Part II
Item 1. Market Price for Common Equity and Related Stockholder
Matters, 23-25
Market Information, pages 23-24

16. Clarify who assigned a trading symbol of MDEX to you.

17. Please explain the reason for the inclusion of the discussion of the requirements for the NASDAQ Smallcap market in the two paragraphs at the top of page 24 or delete them.

Item 4. Recent Sales of Unregistered Securities, page 26

18. The table shows a total of 59, 770,000 shares of Madison`s after-split common issued to Haskins and Stunder while the Security Ownership of Certain Beneficial Owners and Management on page 16 shows them as owning a total of 64,070,000 shares, a difference of 4,300,000 shares. Please explain.

19. You disclose only one issuance the past three years -- 59 million post-split shares on June 2, 2004 to two individuals, yet you have 195 shareholders. Please advise. See Item 701 of Regulation S-B.

20. We are unclear why certifications were filed for this Form 10-SB when they are only required for annual and quarterly reports. See Exchange Act Rule 13a-14. Please advise or revise.

Exhibits

21. Your bylaws are related to Madison-Taylor General Contractors, Inc. rather than Madison Explorations. Please advise.

Closing

      You may contact Babette Cooper at (202) 551-3396 or Terence
O`Brien, the Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments regarding the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director